Mail Stop 6010
Via Facsimile and U.S. Mail

October 23, 2006

Mr. Tom Kubota
Chief Executive Officer
Pacific Health Care Organization, Inc.
5150 Pacific Coast Highway, Suite 510
Long Beach, CA 90804

> **Re:** **Pacific Health Care Organization, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed on May 17, 2006**
> **Form 10-QSB for the Quarter Ended June 30, 2006**
> **Filed on August 14, 2006**
> **File No. 000-50009**

Dear Mr. Kubota:

We have reviewed your filings and have the following comments. We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended December 31, 2005

Managements' Discussion and Analysis, page 4

1. It appears that the percentage increases in employee enrollment and data maintenance costs have increased at different rates than revenues received from these employee services.   Please tell us [let's avoid "expanded disclosure" we just want disclosure], in disclosure-type format, the factors that caused the increases in employee enrollment and data maintenance costs to be at different rates than the increases in revenues.

2. As described in Note 5, income tax expense for 2004 computed at the federal
    statutory rate was fully offset by $60,780 of state tax effects, which appears not to
    have reoccurred in 2005. Please tell us, in disclosure-type format, the factors that
    produced the state tax credit in 2004 and the state tax expense in 2005.

Notes to Financial Statements

Note 2. Significant Accounting Policies – Revenue Recognition, page 20

3. In your March 31, 2006 Form 10-QSB, you refer to "billing employee data
    maintenance costs" to subscribers that are not disclosed herein. Please provide us,
    in disclosure-type format, the nature of all services provided to your subscribers,
    the terms for billing these services and your revenue recognition method for each
    service. Also provide us, in disclosure-type format, your accounting policy for
    costs associated with these data maintenance services as provided by "an outside
    firm."

Note 5. Income Taxes, page 26

4. Please provide us, in disclosure-type format, the reconciling items between your
    reported income tax expense and the amount of income tax expense computed
    using statutory rates for each period presented. In particular, explain the nature of
    the 2005 reconciling item identified as "asset valuation allowance" and the 2004
    reconciling item identified as "state tax effects."

Note 12. Restatement and Reclassification, page 31

5. You state that the restatement of your 2005 financial statements was caused by
    errors in your accounting for income tax expense. We believe that your
    explanation of these errors and the related corrections reflected in your
    restatement could be improved. For example, it appears that in correcting this
    accounting, you reclassified certain expenses that reduced general and
    administration expenses by $23,457. Please provide us, in disclosure-type format,
    the nature of the errors in your income tax accounting and the adjustments made
    to correct them. In particular, explain how income tax accounting errors affected
    general and administrative expense and why the restatement resulted in a
    reduction of income tax expense.

Form 10-QSB for the quarter ended June 30, 2006

Notes to the Financial Statements

Note 2. Significant Accounting Policies, page 9
Note 9. Options for Purchase of Common Stock, page 14

Mr. Tom Kubota
Pacific Health Care Organization, Inc.
October 23, 2006
Page 3

Note 10. Stock Option Agreement, page 14

6. You measure and record stock-based compensation for the six month period ended June 30, 2006 in accordance with SFAS 123, which appears to indicate that you did not adopt SFAS 123R as of January 1, 2006. Please provide us the date you adopted SFAS 123R and the disclosures required by paragraph 84 of SFAS 123R.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant